[redacted]

08025493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Westwood Place, Suite 400
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

MY COMMISSION
EXPIRES 08/22/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **Statement of Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **Not Required.**
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 16, 2008

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	233,820
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		128,934
Prepaid expenses		43,931
Total assets	$	456,685

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	109,493
Due to parent company		181,634
Total liabilities		291,127
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		157,233
Total stockholder's equity		165,558
Total liabilities and stockholder's equity	$	456,685

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income (Loss)

For the Year Ended December 31, 2007

Revenues:	
Commissions	$ 2,262,468
Interest and dividends	7,872
Total revenues	2,270,340
Operating expenses:	
Commission expense	1,232,874
Salaries and benefits	662,239
Insurance	76,076
Interest expense	4,006
Professional fees	27,783
Telephone	7,100
Taxes and licenses	15,207
Office expense	176,116
Clearance fees	62,340
Total operating expenses	2,263,741
Income before provision for income taxes	6,599
Provision for income taxes	3,731
Net income	$ 2,868

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2006	$ 1,000	7,325	154,365	162,690
Net income	-	-	2,868	2,868
Balance at December 31, 2007	$ 1,000	7,325	157,233	165,558

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2007

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 2,868
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (20,208)	
Increase in prepaid expense	(7,670)	
Increase in payable to registered representatives	18,409	
Increase in due to parent company	10,305	
Total adjustments		836
Net cash provided by operating activities		3,704
Cash flows from financing activities:		
Increase in due to parent company	87,684	
Net cash provided by financing activities		87,684
Net increase in cash and cash equivalents		91,388
Cash and cash equivalents at beginning of year		142,432
Cash and cash equivalents at end of year		$ 233,820

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 4,006

The accompanying notes are an integral part of these financial statements.

(1) *Organization*

TrustCore Investments, Inc. is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

Effective January 1, 2004, the Company changed its name from TrustMark Investments, Inc. to TrustCore Investments, Inc. This change was undertaken due to the preponderance of other firms in the financial industry with names similar to TrustMark. The change in corporate name provides stronger ownership of the name on the national level as well as eliminating the potential for confusion in the future. This name change was applied to the parent company and all subsidiaries.

(2) *Summary of Significant Accounting Policies*

(a) *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) *Revenue Recognition*

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) *Income Taxes*

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis.

(d) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) ***Summary of Significant Accounting Policies, Continued***

(e) ***Advertising Costs***

Advertising costs are expensed as incurred.

(3) ***Net Capital Requirements and Other Restrictions***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2007, the Company had net capital as defined of $117,616.

During the year ended December 31, 2000, the Company entered into an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) ***Due to Parent Company***

The advances of $181,634 at December 31, 2007 represent unsecured non-interest bearing advances provided by its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates. In addition, the account balance at December 31, 2007 includes an amount of $3,731 which represents the current year provision for income taxes attributable to the Company.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined by management of the parent company. Expenses allocated to the Company for the year ended December 31, 2007, were approximately $898,000. Included within the current year allocation associated with salaries and benefits is an amount of $169,125 that represents salaries of the parent company's directors. Current year advertising costs of $18,977 as allocated to the Company, were included in the expense category of office expense.

(5) ***Related Party Transactions, Continued***

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013. Lease payments under this agreement began on January, 2006 with the remaining required lease obligation payable as follows:

Year Ended December 31,	Amount
2008	$ 330,806
2009	340,604
2010	350,936
2011	358,061
2012	365,187
Thereafter	372,491
	$ 2,118,085

In addition, the parent company entered into a promissory note agreement with a financial institution, effective October 28, 2005, in an amount of $300,000 to be paid in monthly principal and interest installments of $5,883, at 6.5%, beginning November 28, 2005 through October 28, 2010. The proceeds from this note payable were used to fund the cost of the office relocation and related refurnishings. The note is collateralized by the furnishings held by the parent company and is guaranteed by the parent company's directors.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $93,144 associated with the sublease agreement was allocated to the Company during 2007, net of a related amount of $74,865 allocated to registered representatives, and is included within office expense. Interest of $4,006 associated with the promissory note agreement was allocated during 2007 and is reflected as interest expense.

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2007 consists of the following:

Federal income tax provision	$	2,549
State income tax provision		1,182
Total income tax provision	$	3,731

This provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates. This provision is included within the amount due to parent company at December 31, 2007.

(7) Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2007, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 128,934	109,493

(8) Expanded Services

During 2003, the Company entered into an expanded services program agreement with a Tennessee financial institution ("Bank") along with the Company's parent and several of the parent's other subsidiaries. In accordance with the agreement, the Bank would allow the Company and affiliates to provide certain nonproprietary nondeposit products and various investment services to customers of the Bank. In conjunction with this agreement, the Bank would share in the commissions recognized through provision of these services. During the current year, the commission revenues recognized under this agreement totaled $6,745 with related commission expense of $1,249 associated with the Bank. Effective May, 2007, the commission sharing agreement was terminated as a result of the Bank being acquired by another financial institution.

(9) Concentration of Credit Risk

The Company has deposits with a local financial institution in excess of the $100,000 federally insured limit by the Federal Deposit Insurance Corporation. The exposure to the Company at December 31, 2007 is approximately $130,000.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital

December 31, 2007

Total stockholder's equity	$ 165,558
Deduct stockholder's equity not allowable for net capital	4,000
Total stockholder's equity qualified for net capital	161,558
Less nonallowable assets and haircuts:	
Prepaid expenses	43,931
Haircuts	11
Total nonallowable assets and haircuts	43,942
Net capital	117,616
Net capital required	50,000
Excess net capital	$ 67,616

Reconciliation with Company's computation of net capital (included in Part II of Form X-17A-5 as of December 31, 2007) as originally submitted:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 116,174
Decrease in payable to non-customers and decrease in other expenses	10,462
Audit adjustments to record increase in payable to non-customers resulting in increased other expenses	(9,020)
Audit adjustments to increase other assets of $18,546 and a corresponding decrease in other expenses; however, as assets were non-allowable there was no impact on net capital	-
Net capital as recalculated	$ 117,616

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2007

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2007 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 116,174
Decrease in payable to non-customers and decrease in other expenses	10,462
Audit adjustments to record increase in payable to non-customers resulting in increased other expenses	(9,020)
Audit adjustments to increase other assets of $18,546 and a corresponding decrease in other expenses; however, as assets were non-allowable there was no impact on net capital	-
Net capital as computed on Schedule 1	$ 117,616

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2007

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2007

None

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditor's Report on Internal Control

To the Board of Directors
TrustCore Investments, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of TrustCore Investments, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

END

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
February 16, 2008